SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

GERDAU AMERISTEEL CORPORATION
(Name of the Issuer)
GERDAU AMERISTEEL CORPORATION
GERDAU S.A
GERDAU STEEL NORTH AMERICA INC.
(Names of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
37373P 10 5
(CUSIP Number of Class of Securities)

Robert E. Lewis Vice President, General Counsel and Corporate Secretary Gerdau Ameristeel Corporation 4221 W. Boy Scout Blvd., Suite 600 Tampa, Florida 33607 (813) 207-2322	Expedito Luz Executive Vice President, Legal and Compliance Gerdau S.A. Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005 +55 51 3323 2441
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to:

Andrew J. Beck, Esq. Daniel P. Raglan, Esq. Torys LLP 237 Park Avenue New York, New York 10017 (212) 880-6000	Alan Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000
This statement is filed in connection with (check the appropriate box):
a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☑ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$661,062,776*	$47,133.78**

*	For purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, the transaction value of the common shares of Gerdau Ameristeel Corporation to be received by Gerdau Steel North America Inc., assuming acceptance of the offer by all holders of Gerdau Ameristeel Corporation’s common shares and options in the United States, is calculated as follows: multiplying (i) 60,096,616, the number of shares of Gerdau Ameristeel Corporation held by shareholders in the U.S. or subject to options held by persons in the U.S., by (ii) $11.00, the price to be paid for the shares held by such shareholders.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $
Form or registration no.:
Filing Party:
Date Filed:

     This Schedule 13E-3 is filed with the Securities and Exchange Commission (the “SEC”) by Gerdau Ameristeel Corporation (the “Company”), a company organized under the laws of Canada, Gerdau S.A., a company organized under the laws of Brazil, and Gerdau Steel North America Inc. (the “Acquiror”), a company organized under the laws of Canada (collectively, the “Filing Persons”) with respect to the plan of arrangement (the “Arrangement”) pursuant to which the Acquiror will acquire all of the outstanding common shares of the Company (the “Common Shares”) not already owned, directly or indirectly, by Gerdau S.A. and the Company will become a wholly-owned subsidiary of the Acquiror.
     Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Management Proxy Circular (the “Circular”) attached as Exhibit (a)(1) to this Schedule 13E-3.
     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of this Schedule 13E-3 and is supplemented by the information specifically provided for herein.
Item 1. Summary Term Sheet
     The information set forth in the section of the Circular entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information
(a)	Name and Address. The information set forth in the sections of the Circular entitled “Summary – Parties to the Proposed Arrangement” and “Information Concerning Gerdau Ameristeel” and the information set forth in Schedule I to this Schedule 13E-3 is incorporated herein by reference.

(b)	Securities. The information set forth in the sections of the Circular entitled “Summary – Record Date” and “Information Concerning Gerdau Ameristeel” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the section of the Circular entitled “Information Concerning Gerdau Ameristeel – Trading History of Common Shares” is incorporated herein by reference.

(d)	Dividends. The information set forth in the section of the Circular entitled “Information Concerning Gerdau Ameristeel – Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the section of the Circular entitled “Information Concerning Gerdau Ameristeel – Previous Distributions of Securities” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the section of the Circular entitled “Information Concerning Gerdau Ameristeel – Previous Purchases and Sales” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
(a)	Name and Address. The information set forth in the sections of the Circular entitled “Summary – Parties to the Proposed Arrangement,” “Information Concerning Gerdau Ameristeel” and “Information Concerning Gerdau S.A. and the Acquiror” and the information set forth in Schedules I, II and III to this Schedule 13E-3 is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the sections of the Circular entitled “Summary – Parties to the Proposed Arrangement,” “Information Concerning Gerdau Ameristeel” and “Information Concerning Gerdau S.A. and the Acquiror” and the information set forth in Schedules I, II and III to this Schedule 13E-3 is incorporated by reference.

(c)	Business and Background of Natural Persons. The information set forth in the sections of the Circular entitled “Summary – Parties to the Proposed Arrangement,” “Information Concerning Gerdau Ameristeel” and “Information Concerning Gerdau S.A. and the Acquiror” and the information set forth in Schedules I, II and III to this Schedule 13E-3 is incorporated by reference.

Item 4. Terms of the Transaction
(a)	Material Terms. The information set forth in the sections of the Circular entitled “Summary,” “Information Regarding the Arrangement,” “Arrangement Agreement,” “Principal Legal Matters – Certain Canadian Federal Income Tax Considerations,” “Principal Legal Matters – Certain United States Federal Income Tax Considerations,” “Principal Legal Matters – Right of Dissent,” “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Effect of the Arrangement on Markets and Listing,” “Acquiror’s Plans for Gerdau Ameristeel” and “Benefits from the Arrangement” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the sections of the Circular entitled “Summary – The Arrangement,” “Summary – Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Information Regarding the Arrangement – Arrangement Mechanics” and “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the section of the Circular entitled “Principal Legal Matters – Right of Dissent,” the Plan of Arrangement, which is Schedule A to Exhibit B of the Circular, the Interim Order, which is Exhibit C to the Circular, and section 190 of the Canada Business Corporations Act, which is Exhibit F to the Circular, are incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the sections of the Circular entitled “Availability of Public Disclosure Documents” and “Additional Information Regarding Gerdau Ameristeel – Documents Incorporated by Reference” is incorporated herein by reference. Other than as set forth in these sections of the Circular, the Filing Persons have made no provisions in connection with the transaction to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the sections of the Circular entitled “Summary – Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Special Meeting of Holders of Common Shares – Intentions With Respect to the Arrangement,” “Information Regarding the Arrangement – Background to the Proposal,” “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Past Transactions and Agreements,” “Acquiror’s Plans for Gerdau Ameristeel,” “Gerdau Ameristeel Executive Compensation Information” and “Indebtedness of Directors and Executive Officers” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the sections of the Circular entitled “Summary – Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Special Meeting of Holders of Common Shares –Intentions With Respect to the Arrangement,” “Information Regarding the Arrangement – Background to the Proposal,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement – Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement – Position of the Special Committee as to the Fairness of the Arrangement,” “Information Regarding the Arrangement – Recommendation of the Special Committee,” “Information Regarding the Arrangement – Recommendation of the Board,” “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel” and “Acquiror’s Plans for Gerdau Ameristeel” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Circular entitled “Summary – Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Special Meeting of Holders of Common Shares – Intentions With Respect to the Arrangement,” “Information Regarding the Arrangement – Background to the Proposal,” “Information Regarding the Arrangement – Arrangement Mechanics,” “Arrangement Agreement” and “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals
(b)	Use of Securities Acquired. The information set forth in the sections of the Circular entitled “Summary – The Arrangement,” “Information Regarding the Arrangement – Background to the Proposal,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement – Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement – Recommendation of the Special Committee,” “Information Regarding the Arrangement – Recommendation of the Board,” “Information Regarding the Arrangement – Certain Effects of the Arrangement,” “Information Regarding the Arrangement – Arrangement Mechanics,” “Effect of the Arrangement on Markets and Listing” and “Acquiror’s Plans for Gerdau Ameristeel” is incorporated herein by reference.

(c)	Plans. The information set forth in the sections of the Circular entitled “Summary – Background,” “Information Regarding the Arrangement – Background to the Proposal,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement – Recommendation of the Special Committee,” “Information Regarding the Arrangement – Recommendation of the Board,” “Information Regarding the Arrangement – Reasons for the Arrangement from the Perspective of the Acquiror and Gerdau S.A.,” “Information Regarding the Arrangement – Certain Effects of the Arrangement,” “Information Regarding the Arrangement – Arrangement Mechanics,” “Arrangement Agreement,” “Effect of the Arrangement on Markets and Listing” and “Acquiror’s Plans for Gerdau Ameristeel” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the sections of the Circular entitled “Summary – Background,” “Information Regarding the Arrangement – Background to the Proposal,” “Information Regarding the Arrangement – Recommendation of the Special Committee,” “Information Regarding the Arrangement – Recommendation of the Board,” “Information Regarding the Arrangement – Reasons for the Arrangement from the Perspective of the Acquiror and Gerdau S.A.,” “Information Regarding the Arrangement – Certain Effects of the Arrangement” and “Acquiror’s Plans for Gerdau Ameristeel” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the sections of the Circular entitled “Summary – Background,” “Information Regarding the Arrangement – Background to the Proposal,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement – Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement – Recommendation of the Special Committee,” “Information Regarding the Arrangement – Recommendation of the Board” and “Information Regarding the Arrangement – Reasons for the Arrangement from the Perspective of the Acquiror and Gerdau S.A.” is incorporated herein by reference.

(c)	Reasons. The information set forth in the sections of the Circular entitled “Summary – Background,” “Information Regarding the Arrangement – Background to the Proposal,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement – Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement – Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement – Recommendation of the Special Committee,” “Information Regarding the Arrangement – Recommendation of the Board,” “Information Regarding the Arrangement – Reasons for the Arrangement from the Perspective of the Acquiror and Gerdau S.A.,” “Information Regarding the Arrangement – Certain Effects of the Arrangement” and “Acquiror’s Plans for Gerdau Ameristeel” is incorporated herein by reference.

(d)	Effects. The information set forth in the sections of the Circular entitled “Summary – The Arrangement,” “Information Regarding the Arrangement – Reasons for the Arrangement from the Perspective of the Acquiror and Gerdau S.A.,” “Information Regarding the Arrangement – Certain Effects of the

Arrangement,” “Information Regarding the Arrangement — Arrangement Mechanics,” “Arrangement Agreement,” “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Effect of the Arrangement on Markets and Listing,” “Information Concerning Gerdau S.A. and the Acquiror,” “Principal Legal Matters” and “Acquiror’s Plans for Gerdau Ameristeel” is incorporated herein by reference.
Item 8. Fairness of the Transaction
(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the sections of the Circular entitled “Summary — Background,” “Information Regarding the Arrangement — Background to the Proposal,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement — Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement — Recommendation of the Special Committee,” “Information Regarding the Arrangement — Recommendation of the Board,” “Information Regarding the Arrangement — Reasons for the Arrangement from the Perspective of the Acquiror and Gerdau S.A.,” “Information Regarding the Arrangement — Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement,” “Information Regarding the Arrangement — Independent Valuation and Fairness Opinion” and “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel” is incorporated herein by reference. The full text of the written valuation and fairness opinion of RBC Dominion Securities Inc. is also attached to the Circular as Exhibit E and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the sections of the Circular entitled “Information Regarding the Arrangement — Required Shareholder Approval,” “Special Meeting of Holders of Common Shares” and “Arrangement Agreement — Conditions Precedent to the Arrangement” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the sections of the Circular entitled “Summary — Valuation and Fairness Opinion,” “Information Regarding the Arrangement — Background to the Proposal,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement — Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement — Recommendation of the Special Committee,” “Information Regarding the Arrangement — Recommendation of the Board” and “Information Regarding the Arrangement — Independent Valuation and Fairness Opinion” is incorporated herein by reference. The full text of the written valuation and fairness opinion of RBC Dominion Securities Inc. is also attached to the Circular as Exhibit E and is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the sections of the Circular entitled “Information Regarding the Arrangement — Background to the Proposal,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement — Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement — Recommendation of the Special Committee,” “Information Regarding the Arrangement — Recommendation of the Board” and “Information Regarding the Arrangement — Independent Valuation and Fairness Opinion” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the sections of the Circular entitled “Information Regarding the Arrangement — Background to the Proposal,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement — Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement — Recommendation of the Special Committee” and “Information Regarding the Arrangement — Recommendation of the Board” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations
(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the sections of the Circular entitled “Information Regarding the Arrangement — Background to the Proposal” and “Information Regarding the Arrangement — Valuation and Fairness Opinion” is incorporated herein by reference. The full text of the written valuation and fairness opinion of RBC Dominion Securities Inc. is also attached to the Circular as Exhibit E and is incorporated herein by reference.

(c)	Availability of Documents. The information set forth in the sections of the Circular entitled “Availability of Public Disclosure Documents” and “Additional Information Regarding Gerdau Ameristeel — Documents Incorporated by Reference” is incorporated herein by reference. The full text of the written valuation and fairness opinion of RBC Dominion Securities Inc. is also attached to the Circular as Exhibit E and is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration
(a)-(b)	Source of Funds; Conditions. The information set forth in the section of the Circular entitled “Source of Funds” is incorporated herein by reference.

(c)	Expenses. The information set forth in the section of the Circular entitled “Principal Legal Matters — Expenses of the Arrangement” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the section of the Circular entitled “Source of Funds” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company
(a)	Securities Ownership. The information set forth in the sections of the Circular entitled “Summary — Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Information Concerning Gerdau Ameristeel — Principal Shareholders” and “Information Concerning Gerdau S.A. and the Acquiror” and the information set forth in Schedules II and III to this Schedule 13E-3 is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in Schedule IV to this Schedule 13E-3 is incorporated herein by reference.

Item 12. The Solicitation or Recommendation
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the sections of the Circular entitled “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement — Recommendation of the Special Committee,” “Information Regarding the Arrangement — Recommendation of the Board,” “Information Regarding the Arrangement — Intentions with Respect to the Arrangement,” “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Special Meeting of Holders of Common Shares — Intentions With Respect to the Arrangement” and “Information Concerning Gerdau Ameristeel — Principal Shareholders” is incorporated herein by reference.

(e)	Recommendation of Others. The information set forth in the sections of the Circular entitled “Information Regarding the Arrangement — Background to the Proposal,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement — Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement — Recommendation of the Special Committee,” “Information Regarding the Arrangement — Recommendation of the Board” and “Special Meeting of Holders of Common Shares — Intentions with Respect to the Arrangement” is incorporated herein by reference.
Item 13. Financial Statements
(a)	Financial Information. The information set forth in the sections of the Circular entitled “Information Concerning Gerdau Ameristeel — Selected Financial Information” and “Additional Information Regarding Gerdau Ameristeel — Documents Incorporated by Reference” is incorporated herein by reference. The audited financial statements set forth in the Company’s Annual Reports on Form 40-F for the year ended December 31, 2009, which was filed on March 29, 2010, and the unaudited financial statements set forth in the Company’s quarterly report for the three months ended March 31, 2010, which was included as Exhibit 99.1 to the Company’s Report on Form 6-K filed on May 7, 2010, are incorporated by reference herein. These documents and copies thereof may be obtained from the locations set forth in the section of the Circular entitled “Availability of Public Disclosure Documents.”
The following table sets forth the ratio of earnings to fixed charges and the book value per common share of the Company for the periods indicated below.

		Year ended
	3 Months Ended
	March 31, 2010	December 31, 2009	December 31,2008

Ratio of Earnings to Fixed Charges	1.65	(0.49)	(0.60)

Deficiency of Earnings required to get ratio to 1:1 (in thousands)		US$276,477	US$306,954

	As at	As at	As at
	March 31, 2010	December 31, 2009	December 31,2008

Book Value per Common Share (basic)	Cdn.$6.62	Cdn.$6.56	Cdn.$6.69
(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)	Solicitations or Recommendations. The information set forth in the sections of the Circular entitled “Information Regarding the Arrangement — Background to the Proposal,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal,” “Information Regarding the Arrangement — Negotiation of the Arrangement Agreement,” “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Arrangement,” “Information Regarding the Arrangement — Recommendation of the Special Committee,” “Information Regarding the Arrangement — Recommendation of the Board,” “Information Regarding the Arrangement — Valuation and Fairness Opinion,” “Special Meeting of Holders of Common Shares” and “Miscellaneous” is incorporated herein by reference.
(b)	Employees and Corporate Assets. The information set forth in the sections of the Circular entitled “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel,” “Information Regarding the Arrangement — Arrangement Mechanics,” “Principal Legal Matters — Expenses of the Arrangement” and “Miscellaneous” and the information set forth in the letter to shareholders of Gerdau Ameristeel contained in the Circular is incorporated herein by reference.
Item 15. Additional Information
(b)	Other Material Information. The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.
Item 16. Exhibits
(a)(1)	Management Information Circular of the Company, dated July 7, 2010.

(a)(2)	Form of Proxy Card.

(a)(3)	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).

(a)(4)	The Company’s Notice of Special Meeting of Holders of Common Shares (incorporated herein by reference to the Circular).

(a)(5)	Press Release dated June 2, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2010).

(a)(6)	Press Release dated June 30, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 30, 2010).

(a)(7)	Letter of Transmittal.

(c)(1)	Valuation and Fairness Opinion of RBC Dominion Securities Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit E of the Circular).

(d)(1)	Arrangement Agreement dated June 29, 2010 and the amending agreement dated July 7, 2010, among the Company, Gerdau S.A. and the Acquiror (incorporated herein by reference to Exhibit B of the Circular).

(d)(2)	Plan of Arrangement of the Company under the Canada Business Corporations Act (incorporated herein by reference to Schedule A to Exhibit B of the Circular).

(f)(1)	Section 190 of the Canada Business Corporations Act (Ontario) (incorporated herein by reference to Exhibit F of the Circular).

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of July 9, 2010

GERDAU AMERISTEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Corporate Secretary

GERDAU S.A.
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Executive Vice President

GERDAU STEEL NORTH AMERICA INC.
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Director

Schedule I
Information about Gerdau Ameristeel Corporation
     The Company is the subject company with respect to this Schedule 13E-3. The address of the Company and each person listed below (unless otherwise stated) is: c/o Gerdau Ameristeel Corporation, 4221 W. Boy Scout Blvd., Suite 600, Tampa, Florida 33607.
     During the last five years, none of the Company or the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.
     The following table sets forth the citizenship and current position and principal occupation of each of the Company’s executive officers and directors, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the starting and ending dates:

Name and Country	Position with	Principal
of Citizenship	the Company	Occupation	Occupations Over Previous 5 years

Phillip E. Casey United States	Chairman of the Board	Chairman of the Board of the Company	He has served as President of the Company from October 2002 until June 2005, as Chief Executive Officer of the Company from October 2002 until January 2006 and as director of the Company since October 2002. He has been Chairman of the Company since June 2005. He also has been a director of Astec Industries, Inc. since May 2005.

Joseph J. Heffernan Canada	Director	Chairman, Clairvest Group Inc.	He has been a director of the Company since 1996. He was non-executive Vice- Chairman of the Company from 1999 until October 2002. He also has been a director of Clairvest Group Inc. since November 1992 and serves as that company’s Chairman.

Jorge Gerdau Johannpeter Brazil	Director	Chairman of the Board of Directors of Gerdau S.A.	He has been working for the Gerdau group of companies since 1954. He became an executive officer of Gerdau S.A. in 1971. He has served as Chairman of the Board of Directors of Gerdau S.A. since 1983 and he served as President of Gerdau S.A. from 1983 through 2006. He served as Chairman of the Board for the Company from October 2002 until June 2005. He also served as President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He also has been a director of Petrobras S.A. since October 2001 and Chairman of the Board of Metalurgica Gerdau S.A. since April 1983.

Frederico C. Gerdau Johannpeter Brazil	Director	Director of Gerdau S.A.	He has worked for the Gerdau group of companies since 1961 and has been a director of the Company since 2002. He became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He

Name and Country	Position with	Principal
of Citizenship	the Company	Occupation	Occupations Over Previous 5 years

served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He has also been the Vice Chairman of the Board of Metalurgica Gerdau S.A. since July 2002.

Andre Gerdau Johannpeter Brazil	Director	Chief Executive Officer of Gerdau S.A.	He has been a director of the Company since 2002 and served as Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007 and a member of the Board of Directors of Gerdau S.A. in January 2008. He has also served as Chief Executive Officer of Metalurgica Gerdau S.A. since 2007 and as Chief Executive Officer of Acos Villares S.A. since April 2009. He has been working for the Gerdau companies since 1980. He originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, he was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. He became a director and was appointed Vice-President, Chief Operating Officer of the Company’s Canadian Operations in October 2002 and was appointed Vice President, Business Development of the Company in November 2003. He also became the President of the Acquiror in January 2008. He also has been a director of Metalurgica Gerdau S.A. since January 2008.

Claudio Johannpeter Brazil	Director	Chief Operating Officer of Gerdau S.A.	He has worked for the Gerdau group of companies since 1982 and has been a director of the Company since 2007. From 1992 to 2000 he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002 he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006 he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporacion Sidenor in Spain since January 2006, as Chief Operating Officer of Gerdau S.A. since January 2007 and became a member of the Board of Directors of Gerdau S.A. in April 2008. He has also served as Chief Operating Officer of Metalurgica Gerdau S.A. since 2007

Name and Country	Position with	Principal
of Citizenship	the Company	Occupation	Occupations Over Previous 5 years

and as Chief Operating Officer of Acos Villares S.A. since April 2009. He also has been a director of Metalurgica Gerdau S.A. since April 2008.

J. Spencer Lanthier Canada	Director	Corporate Director	He has been a director of the Company since 2000. He is also a director of the following Canadian public companies: Biovail Corporation since August 2008, RONA Inc. since May 2006, TMX Group Inc. since January 2000 and Zarlink Semiconductor Inc. since 2003.

Robert E. Lewis United States	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary of the Company	He has been the Company’s Vice President, General Counsel and Corporate Secretary since January 2005. Mr. Lewis was Senior Vice President, General Counsel and Secretary of Eckerd Corporation from August 1994 through January 2005.

Mario Longhi United States	Director President and Chief Executive Officer	President and Chief Executive Officer of the Company	He was appointed as President in June 2005 and as Chief Executive Officer of the Company in January 2006. He joined the Company as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at the Company, he held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group.

J. Neal McCullohs United States	Vice President Downstream Operations Group	Vice President, Downstream Operations Group of the Company	He has served as Vice President Commercial and Downstream Operations Group from September 12, 2006 until 2008 when he was appointed Vice President, Downstream Operations Group. Previously he was appointed Vice President, Downstream Fabrication Group effective January 20, 2005, Vice President, Steel Business Ventures effective May 6, 2004, and Vice President, Fabricated Reinforcing Steel Products effective October 23, 2002.

Richard McCoy Canada	Director	Corporate Director	He has been a director of the Company since 2006. He was in the investment banking business for over 35 years. Prior to retiring in October 2003, he was Vice Chairman, Investment Banking at TD Securities Inc. He joined TD Securities Inc. in May 1997. He has served as a director and/or trustee of the following Canadian public entities: Aberdeen Asia — Pacific Income Investment Company, Ltd. since March 1992, Jazz Air Income Fund since January 2006, Pizza Pizza Royalty Income Fund since June 2005 and Uranium Participation Corporation since March 2005.

Name and Country	Position with	Principal
of Citizenship	the Company	Occupation	Occupations Over Previous 5 years

Rick J. Mills United States	Director	Corporate Director	He has been a director of the Company since 2008. Mr. Mills joined Cummins, Inc., the world’s leader in the manufacture of large diesel engines, in 1970 and served in various senior executive positions, most recently as a Corporate Vice President from 1996 until his retirement in May of 2008. He also has served on the Board of Directors of Flowserve, Inc. since May 2007.

Arthur Scace Canada	Director	Corporate Director	He has been a director of the Company since 2003. He was previously a partner of McCarthy Tetrault LLP, a Canadian law firm, from 1972 to 2003 and is the former national chairman and managing partner of the firm. He has served as a director and/or trustee of the following Canadian public entities: Sceptre Investment Counsel Limited since 1989 and West Jet Airlines Ltd. since June 2005. He also served on the board of Bank of Nova Scotia from 1997 to March 2009 and as Chairman of Bank of Nova Scotia from March 2004 to March 2009.

Barbara R. Smith United States	Vice President, Finance, Chief Financial Officer and Assistant Secretary	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company	She became Vice President, Finance and Chief Financial Officer effective July 31, 2007. Prior to joining the Company, she served as Senior Vice President and Chief Financial Officer for FARO Technologies Inc. from February 2005 to July 2006. Prior to joining FARO Technologies Inc., she had more than 25 years of experience in international and North American business activities and substantial financial experience gained at Alcoa Inc., where she served various financial roles including Group Chief Financial Officer for Aerospace, Automotive and Commercial Transportation Group, Chief Financial Officer for Alcoa Fujikura Ltd, and Director of Internal Audit.

Yuan Wang Canada	Vice President, Steel Mill Operations	Vice President, Steel Mill Operations	He became Vice President, Steel Mill Operations of the Company effective May 2010. He served as Vice President, Management Systems of the Company from April 2009 until May 2010. He served as Executive Director & Chief Representative with the Gerdau Specialty Steels Business Operation in China for Gerdau S.A.. from July, 2007 until April 2009. He served as Vice President of the Company’s Manitoba Mill from 2004 through July 2007.

Schedule II
Information about Gerdau S.A.
     Gerdau S.A. is a company existing under the laws of Brazil. Gerdau S.A. is owned by Metalúrgica Gerdau S.A. Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls Gerdau S.A. and its subsidiaries in Brazil and abroad. Metalúrgica Gerdau S.A. and its subsidiaries hold 76.16% of the voting capital stock of Gerdau S.A. and thus have the ability to control Gerdau S.A.’s board of directors as well as its management and operations. The address of Gerdau S.A. and each person listed below (unless otherwise stated) is: c/o Gerdau S.A., Av. Farrapos 1811, Porto Alegre, Rio Grande do Sul — Brazil CEP 90220-005.
     Except as disclosed in the Circular, during the last five years, none of Gerdau S.A. or any of their directors or executive officers who are listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.
     The following table sets forth the citizenship and current position and principal occupation of each of Gerdau S.A.’s executive officers and directors and, to the knowledge of the Company or Gerdau S.A., Metalúrgica Gerdau S.A.’s executive officers and directors, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the starting and ending dates.
Gerdau S.A.

Name and Country	Position with	Principal
of Citizenship	Gerdau S.A.	Occupation	Occupations Over Previous 5 years

Jorge Gerdau Johannpeter Brazil	Chairman of the Board of Directors	See Schedule I	See Schedule I

Germano Hugo Gerdau Johannpeter Brazil	Vice Chairman of the Board of Directors	Vice Chairman of the Board of Directors	He has worked for the Gerdau group of companies since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors.

Klaus Gerdau Johannpeter Brazil	Vice Chairman of the Board of Directors	Vice Chairman of the Board of Directors	He has worked for the Gerdau group of companies since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors.

Frederico C. Gerdau Johannpeter Brazil	Vice Chairman of the Board of Directors	See Schedule I	See Schedule I

André Pinheiro de Lara Resende Brazil	Director	Corporate Director	He was elected as an independent board member of Gerdau S.A. in 2002. He served as a member of Investment Board of Claritas Investments from 2001 to 2007. Since 2009, he has served as a member of

Name and Country	Position with	Principal
of Citizenship	Gerdau S.A.	Occupation	Occupations Over Previous 5 years

the International Advisory Board of Itaú-Unibanco, a member of the Board of RB Capital SA and a director of Lanx Capital.

Affonso Celso Pastore Brazil	Director	Professor at the Getulio Vargas Foundation, Independent Economic Advisor	He was elected as an independent board member of Gerdau S.A. in 2002.

He also has been a Professor at the Getulio Vargas Foundation in Rio de Janeiro since 1999 and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department from 1972 to 1979 and President of the Brazilian Central Bank from 1983 to 1985.

Oscar de Paula Bernardes Neto Brazil	Director	President and director of the Latin America Internet Development Group	He was elected as an independent board member of Gerdau S.A. in 2002.

He was president and director of the Latin America Internet Development Group from 2000 to 2002 and executive partner of Íntegra Associados, Reestruturação Empresarial Ltda. since 2004. He has also been a member of the boards of several companies in Brazil and abroad, including Suzano BahiaSul S.A. since 2005, Satipel Industrial S.A. since 2000, Grupo RBS from 1997 to 2008, São Paulo Alpargatas S.A. since 2009, Delphi Corporation (United States) from 1999 to 2009 and Johnson Electric (Hong Kong) since 2003. He also has been a member of the Consultative Councils of Bunge Brasil since 1996 and a member of the board of Alcoa Brasil since 2003.

Andre Gerdau Johannpeter Brazil	Director and Chief Executive Officer	See Schedule I	See Schedule I

Claudio Johannpeter Brazil	Director and Chief Operation Officer	See Schedule I	See Schedule I

Osvaldo Burgos Schirmer Brazil	Financial Executive Officer/Executive Vice President of Gerdau Executive Committee/CFO and Investor Relations, Head Officer of Gerdau S.A.	Financial Executive Officer/Executive Vice President of Gerdau Executive Committee/CFO and Investor Relations, Head Officer of Gerdau S.A.	He joined Gerdau S.A. in 1986 and was appointed Financial Executive Officer in 1987. He was recently promoted to the position of Executive Vice President of the Gerdau Executive Committee, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. He also has been a director of the Acquiror since October 2009.

Name and Country	Position with	Principal
of Citizenship	Gerdau S.A.	Occupation	Occupations Over Previous 5 years

Mario Longhi Filho Brazil	Executive Vice President of the Gerdau Executive Committee	Executive Vice President of the Gerdau Executive Committee	He joined Gerdau S.A. in 2005 as Executive Vice President, member of the Gerdau Executive Committee.

Expedito Luz Brazil	Executive Officer of Legal and Compliance Departments/General Counsel/Secretary-General of Board of Directors and member of the Gerdau Executive Committee	Executive Officer of Legal and Compliance Departments/General Counsel/Director/Secretary-General of Board of Directors and member of the Gerdau Executive Committee	He has worked for Gerdau S.A since 1976 and in 1989 became General Counsel and Executive Officer of the Legal Department. He was appointed Secretary of the Board of Directors of Gerdau S.A. in 2001 and under the new corporate governance structure he is now Secretary-General. In 2009, he was appointed as Executive Vice President, Legal and Compliance and assigned as an effective member of the Gerdau Executive Committee.

Paulo Fernando Bins de Vasconcellos Brazil	Executive Vice President of Gerdau Executive Committee	Executive Vice President of Gerdau Executive Committee	He joined the Company in 1972. In 2002, he was appointed Executive Vice President of the Gerdau Executive Committee. He is now responsible for the Specialty Steel Operations in Brazil, United States and Europe.

Alfredo Huallem Brazil	Executive Vice President of Gerdau Executive Committee	Executive Vice President of Gerdau Executive Committee	He has worked for the Gerdau group of companies since 1975. He was promoted to Executive Officer in 1993 and since December 2007, he also became a member of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. Since July 2009, keeping his position as an Executive Committee member, Alfredo was assigned responsibility for Gerdau Commercial Process.

Manoel Vitor de Mendonça Filho Brazil	Executive Vice President of Gerdau Executive Committee	Executive Vice President of Gerdau Executive Committee	He has worked for the Gerdau group of companies since 1983 and was promoted to Executive Officer in 2001.

Metalúrgica Gerdau S.A.

Position with
Name and Country of	Metalúrgica Gerdau
Citizenship	S.A.	Principal Occupation	Occupations Over Previous 5 years

Jorge Gerdau Johannpeter Brazil	President	See Schedule I	See Schedule I

Frederico C. Gerdau Johannpeter Brazil	Vice President	See Schedule I	See Schedule I

Germano Gerdau Johannpeter Brazil	Vice President	See Schedule I	See Schedule I

Klaus Gerdau Johannpeter Brazil	Vice President	See Schedule I	See Schedule I

Affonso Celso Pastore Brazil	Director	See Schedule II	See Schedule II

André Bier Gerdau Johannpeter Brazil	Director	See Schedule I	See Schedule I

Cláudio Johannpeter Brazil	Director	See Schedule I	See Schedule I

André Pinheiro de Lara Resende Brazil	Director	See Schedule II	See Schedule II

Oscar de Paula Bernardes Neto Brazil	Director	See Schedule II	See Schedule II

Antônio Walas Vodopives Brazil	Director	Corporate Director	He has served as an independent board member of Metalúrgica Gerdau S.A. since 2009. He also has been a Portfolio Manager at Queluz Gestão de Ativos since 1998, Legal Advisor at Instituto Weber since 2006, Auditor and Proxy Agent of Fazenda Nacional (National Treasury) from 1966 to 2004.

Schedule III
Information about Gerdau Steel North America Inc.
     The Acquiror is a company existing under the laws of Canada. The Acquiror is a wholly-owned subsidiary of Gerdau S.A. The Acquiror directly owns 66.3% of the outstanding common shares of the Company and is the acquiror under the Plan of Arrangement and Arrangement Agreement discussed in the Circular. The Acquiror is ultimately owned by Metalúrgica Gerdau S.A. See Schedule II to this Schedule 13E-3 for information regarding Gerdau S.A. and Metalúrgica Gerdau S.A. The address of the Acquiror and each person listed below (unless otherwise indicated) is: c/o Gerdau S.A., Av. Farrapos 1811, Porto Alegre, Rio Grande do Sul — Brazil CEP 90220-005.
     Except as disclosed in the Circular, during the last five years, none of the Acquiror or any of its directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.
     The following table sets forth the citizenship and current position and principal occupation of each of the Acquiror’s executive officers and directors, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the starting and ending dates.

Name and Country of	Position with the
Citizenship	Acquiror	Principal Occupation	Occupations Over Previous 5 years

Glen A. Beeby Canada	Director, Treasurer and Secretary	Information Technology Director of Gerdau S.A.	He has been an officer and director of the Acquiror since December 2006 and has been employed by Gerdau S.A. since 1986. From 2002 through 2009, he served the Company in various capacities, including Vice President, Cambridge Mill, Vice President, Northern Mill Region, Vice President, Chaparral Integration and Vice President, Global Template.

Andre Beaudry Canada	Director	Vice President of Gerdau S.A.	He has been a director of the Acquiror since October 2009 and has been employed by Gerdau S.A. as a Vice President since 2007. From 2001 to 2007, he was employed as Vice President of Steel Product Sales of the Company.

Expedito Luz Brazil	Director and Assistant Secretary	See Schedule II	See Schedule II

Osvaldo Burgos Schirmer Brazil	Director	See Schedule II	See Schedule II

Andre Gerdau Johannpeter Brazil	President	See Schedule I	See Schedule I

Schedule IV
Transactions in the Company’s Securities
     The following table sets forth transactions in the Company’s securities since May 1, 2010 by the Filing Persons, including any of their directors, executive officers, affiliates and subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Securities	Price per Security

Andre Beaudry Director of the Acquiror	June 2, 2010	Sale on the NYSE.	1,000 common shares	US$11.10

Mario Longhi Director, President and Chief Executive Officer of the Company	July 2, 2010	Shares were deposited in a trust pursuant to the terms of Mr. Longhi’s employment agreement with the Company.	174,952 common shares	N/A (see “Nature of Trade”)

EXHIBIT INDEX

(a)(1)	Management Information Circular of the Company, dated July 7, 2010.

(a)(2)	Form of Proxy Card.

(a)(3)	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).

(a)(4)	The Company’s Notice of Special Meeting of Holders of Common Shares (incorporated herein by reference to the Circular).

(a)(5)	Press Release dated June 2, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2010).

(a)(6)	Press Release dated June 30, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 30, 2010).

(a)(7)	Letter of Transmittal.

(c)(1)	Valuation and Fairness Opinion of RBC Dominion Securities Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit E of the Circular).

(d)(1)	Arrangement Agreement dated June 29, 2010 and the amending agreement dated July 7, 2010, among the Company, Gerdau S.A. and the Acquiror (incorporated herein by reference to Exhibit B of the Circular).

(d)(2)	Plan of Arrangement of the Company under the Canada Business Corporations Act (incorporated herein by reference to Schedule A to Exhibit B of the Circular).

(f)(1)	Section 190 of the Canada Business Corporations Act (Ontario) (incorporated herein by reference to Exhibit F of the Circular).